EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Nine Months Ended October 2, 1999
Fixed charges:
Interest expense	$27
Distributions on preferred securities of subsidiary trust, net of income taxes	19
Estimated interest portion of rents	20
Total fixed charges	$66

Income:
Income before income taxes and distributions on preferred securities of subsidiary trust	$750
Eliminate equity in undistributed pretax income of Finance Group	(75)
Fixed charges *	47
Adjusted income	$722

Ratio of income to fixed charges	10.94

*     Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes